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This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 and is subject to completion or amendment. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any state.

Filed Pursuant to Rule 424(b)(2)
Registration No. 33-50719

         Subject to Completion dated November 13, 2002

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 18, 2002)

$250,000,000
NEW YORK STATE ELECTRIC & GAS CORPORATION
$150,000,000        % Notes due                        2007
$100,000,000        % Notes due                        2012

        Interest on the Notes will be payable semi-annually on            and            of each year, beginning                        , 2003. The Notes will be our unsecured and unsubordinated obligations. The Notes will be effectively subordinated to our secured obligations, consisting of our first mortgage bonds, to the extent of the assets securing those obligations. At September 30, 2002, after giving pro forma effect to this offering and the use of proceeds therefrom, we would have had $150,000,000 of first mortgage bonds outstanding. We may elect to redeem the Notes at any time, in whole or in part, at the respective "make-whole" redemption prices described in this prospectus supplement.

	Per % Notes		Total	Per % Notes		Total
Public Offering Price(1)%			$		%	$
Underwriting Discount		%	$		%	$
Proceeds, before expenses, to New York State Electric & Gas Corporation		%	$		%	$

(1)
Plus accrued interest from                        , 2002, if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company on or about                        , 2002.

Joint Book-Running Managers

Banc One Capital Markets, Inc.	JPMorgan

Fleet Securities, Inc.

                                    The Royal Bank of Scotland

                                                                                            UBS Warburg

                                                                                                    Wachovia Securities

The date of this prospectus supplement is                        , 2002.

About this Prospectus Supplement

        This prospectus supplement contains information about New York State Electric & Gas Corporation and the terms of the Notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

Summary
Selected Financial Data
Capitalization
Use of Proceeds
Description of the Notes
Underwriting
Legal Matters
Prospectus

About this Prospectus
Where You Can Find More Information
Cautionary Statement Regarding Forward-Looking Statement
New York State Electric & Gas Corporation
Use of Proceeds
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Description of Securities
Senior Unsecured Debt Securities
New First Mortgage Bonds
New Preferred Stock
Plan of Distribution
Experts
Legal Matters

SUMMARY

        The following information supplements, and should be read together with, the information contained in the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the Notes. You should carefully read the entire prospectus supplement and the accompanying prospectus, as well as the documents that have been incorporated into the prospectus, before making an investment decision. In this prospectus supplement, references to "we," "us" and "our" refer to New York State Electric & Gas Corporation. In addition, references to the "Notes" refer to both the      % Notes and the      % Notes.

New York State Electric & Gas Corporation

        We are a public utility company engaged in transmitting and distributing electricity and transporting, storing and distributing natural gas. Approximately 83% of our operating revenues for 2001, 2000 and 1999 was derived from electricity deliveries, with the balance each year derived from natural gas deliveries.

        Our service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. Our service territory has an area of approximately 20,000 square miles and a population of 2,500,000. The larger cities in New York in which we serve both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. We provide delivery service to approximately 829,000 electricity customers and 250,000 natural gas customers. The service territory reflects a diversified economy, including high-tech firms, light industry, colleges and universities, agriculture, and recreational facilities. No customer accounts for more than 5% of either of our electric or natural gas revenues.

        Our electric system includes 430 substations in New York having an aggregate transformer capacity of 12,696,630 kilovolt-amperes. The transmission system consists of 4,384 circuit miles of line. The distribution system consists of 34,027 pole miles of overhead lines and 2,321 miles of underground lines. Our natural gas system includes 74 miles of transmission pipeline and 7,506 miles of distribution pipeline.

        We were organized under the laws of the State of New York in 1852. In May 1998, we became a subsidiary of Energy East Corporation, a public utility holding company that was organized under the laws of the State of New York. Energy East is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire and corporate offices in New York and Maine. In connection with Energy East's merger with RGS Energy Group, Inc. in June 2002, RGS Energy became a wholly-owned subsidiary of Energy East and we became a wholly-owned subsidiary of RGS Energy.

        Our address is P.O. Box 3287, Ithaca, New York 14852-3287 and our telephone number is (607) 347-4131.

Recent Developments

        On November 12, 2002, we filed with the Securities and Exchange Commission our report on Form 10-Q for the quarter ended September 30, 2002. The following summary is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the September 30, 2002 10-Q.

Results of Operations for the Nine Months Ended September 30, 2002 and 2001

Total Operating Results

	Nine Months Ended September 30,
	2002	2001	Change
	(Thousands of Dollars)
Operating Revenues	$1,407,589	$1,540,995	(9%)
Operating Income	$264,790	$322,622	(18%)
Earnings Available for Common Stock	$105,764	$144,626	(27%)

        Earnings for the nine months were $39 million lower than for the same period last year primarily due to an electric price reduction, effective March 1, 2002, that decreased earnings $47 million and a $10 million loss from the early retirement of debt. Those decreases were partially offset by lower costs of natural gas purchases of $10 million, higher electric deliveries of $9 million due to warmer summer weather and $4 million of interest savings due to the early retirement of debt.

Operating Results for the Electric Delivery Business

	Nine Months Ended September 30,
	2002	2001	Change
	(Thousands of Dollars)
Retail Deliveries — Megawatt-hours	10,813	10,563	2%
Operating Revenues	$1,184,687	$1,281,658	(8%)
Operating Expenses	$943,825	$963,785	(2%)
Operating Income	$240,862	$317,873	(24%)

        The $97 million decrease in operating revenues for the nine months is primarily due to a price reduction, effective March 1, 2002, that decreased revenues $77 million and lower wholesale revenues of $53 million due to lower market prices and lower deliveries. Those decreases were partially offset by increased retail deliveries of $26 million due to warmer summer weather.

        Operating expenses decreased $20 million for the nine months due to lower market prices for electricity of $30 million and $14 million due to the elimination of a regulatory amortization of demand-side management program costs. Those decreases were partially offset by $11 million for electricity purchased that was deferred in accordance with the electric rate settlement and by an $11 million increase in purchased power costs for higher retail deliveries due to warmer summer weather. A $36 million increase for purchased power costs to replace energy previously provided by Nine Mile Point 2 nuclear generating station ("NMP2") was partially offset by a $31 million decrease in certain operating expenses due to the sale of NMP2.

Operating Results for the Natural Gas Delivery Business

	Nine Months Ended September 30,
	2002	2001	Change
	(Thousands of Dollars)
Retail Deliveries — Dekatherms	39,435	40,676	(3%)
Operating Revenues	$222,902	$259,337	(14%)
Operating Expenses	$198,974	$254,588	(22%)
Operating Income	$23,928	$4,749	404%

        The $36 million decrease in operating revenues for the nine months is primarily due to lower market prices of gas that are passed on to nonresidential and wholesale customers of $31 million, and decreased deliveries because of mild winter weather of $9 million.

        Operating expenses decreased $56 million for the nine months primarily due to a decrease in the cost of natural gas purchased of $47 million as a result of lower natural gas prices due to market conditions and a decrease in gas purchases of $9 million for lower deliveries.

Investing and Financing Activities

Investing Activities

        Capital spending for the nine months ended September 30, 2002, was $62 million. Capital spending is projected to be $104 million in 2002 and is expected to be paid for with internally generated funds. Capital spending will be primarily for necessary improvements to existing facilities, the extension of energy delivery service and compliance with environmental requirements.

        Our pension plans generated $72 million in pre-tax pension income in 2001 (net of amounts capitalized). Through the first nine months of 2002 the plans generated $53 million in pre-tax pension income (net of amounts capitalized), $1 million less than the first nine months of 2001.

Financing Activities

        In May 2002 we redeemed, at a premium, $150 million of 8 7/8% Series first mortgage bonds due November 1, 2021, and redeemed, at par, the remaining $21.34 million of two 9 7/8% Series first mortgage bonds due 2020. The redemptions were financed with internally generated cash and the proceeds from the prepayment of a promissory note by Constellation Nuclear in April 2002. We incurred a $10 million reduction to earnings in the second quarter of 2002 as a result of these redemptions, but will save over $16 million each year in interest costs.

        We intend to use the proceeds from this offering to refund commercial paper that was used in October 2002 to repay $150 million of maturing 6 3/4% Series first mortgage bonds. Through financial instruments issued in June 2002 we have locked in the five-year treasury rate component of the financing at an average rate of 4.246%.

        Over the next several months, we plan to call our remaining first mortgage bonds: $100 million 8.30% Series first mortgage bonds callable on December 15, 2002, $50 million 7.55% Series first mortgage bonds callable on April 1, 2003, and $100 million 7.45% Series first mortgage bonds callable on July 15, 2003. We intend to use the proceeds from this offering to call the $100 million 8.30% Series first mortgage bonds. Through financial instruments issued in August 2002, we have locked in the 10-year treasury rate component of that financing at an average rate of 4.19%. Additional financing needed by us to call the $50 million 7.55% Series and the $100 million 7.45% Series is expected to be completed in June 2003. Through financial instruments issued in September 2002, we have locked in the 10-year treasury rate component of that financing at an average rate of 4.085%.

Commodity Price Risk

        We use natural gas futures and options contracts to manage fluctuations in natural gas commodity prices. The cost or benefit of natural gas futures and options contracts is included in the commodity cost when the related sales commitments are fulfilled. We have filed for a gas adjustment clause for residential customers that would become effective in October 2002.

        We use electricity contracts and contracts for differences, which are financial contracts with features similar to commodity swap agreements, to manage against fluctuations in the cost of electricity. The cost or benefit of those contracts is included in the amount expensed for electricity purchased when the electricity is sold.

        Our electric rate settlement agreement offers retail customers choice in their electricity supply including a variable rate option, an option to purchase electricity supply from an alternative energy company, and a bundled rate option. Our exposure to fluctuations in the market price of electricity is limited to the load required to serve those customers who select the bundled rate option, which combines delivery and supply service at a fixed price. For calendar years 2003 and 2004 the supply component is based on average electricity prices during September 2002 plus a 35% margin to cover the costs and risk that we are assuming by providing a bundled rate option to retail customers. We are actively hedging the load required to serve customers who select the bundled rate option, and intend to fully hedge our expected load by the end of 2002, which coincides with the end of the customer choice period.

        Our electric rate settlement provides for a reconciliation and true-up of certain actual power supply costs during 2002; therefore, the supply cost risk for 2002 is substantially eliminated.

Restructuring Initiative

        Energy East, our indirect parent company, announced on October 24, 2002, a voluntary early retirement program for salaried employees of its six operating utilities. Approximately 220 of our employees are eligible for the program. The savings from this initiative are essential for Energy East to meet the rate reduction or efficiency targets imputed in utility rates by regulators, as well as to meet the expectations of customers and investors.

        In addition to the voluntary early retirement program, an involuntary severance program will be utilized by us after we determine the additional positions that must be eliminated to achieve optimum organizational efficiency and effectiveness. The employees affected by the involuntary program will be notified in the first quarter of 2003. We expect to incur a one-time restructuring charge of between $20 million and $35 million in the fourth quarter of 2002. All or a portion of our restructuring costs may be deferred in accordance with the New York State Public Service Commission ("NYPSC") order approving the RGS Energy merger.

Natural Gas Rate Filings

        On September 13, 2002, we filed with the NYPSC a joint proposal, which was endorsed by NYPSC Staff, the New York State Consumer Protection Board, large customer groups and numerous gas marketers, that proposed to freeze delivery rates from October 1, 2002, through December 31, 2008, and phase in the rate impact of a gas supply charge to collect the actual cost of gas. The joint proposal would resolve issues related to our petition to defer the difference in natural gas costs referred to above by allowing us to defer $14 million in 2002 for recovery. The NYPSC is expected to consider the joint proposal at its open session on November 20, 2002.

The Offering

Issuer	New York State Electric & Gas Corporation
Offered Securities	$150,000,000 aggregate principal amount of % Notes due 2007.
$100,000,000 aggregate principal amount of % Notes due 2012.
Maturity	The % Notes will mature on , 2007.
The % Notes will mature on , 2012.
Ranking
The Notes will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to our secured obligations, consisting of our first mortgage bonds, to the extent of the assets securing those obligations.
Use of Proceeds
We intend to use the net proceeds from the sale of the Notes to repay short-term debt that was incurred to fund the retirement of our 6 3/4% Series first mortgage bonds and to pay substantially all of the optional redemption price of our 8.30% Series first mortgage bonds, which is expected to occur on December 15, 2002.
Interest Rate	The % Notes will bear interest at the rate of % per annum from their date of issuance to, but excluding, , 2007.
The % Notes will bear interest at the rate of % per annum from their date of issuance to, but excluding, , 2012.
Interest Payment	Interest on the Notes will be payable on and of each year, beginning on , 2003.
Optional Redemption	We may redeem some or all of the Notes at any time at the "make-whole" redemption prices, plus accrued and unpaid interest, if any, to the redemption date, as described in "Description of the Notes."
Further Issues
The % Notes will be initially issued in the aggregate principal amount of $150,000,000 and the % Notes will be initially issued in the aggregate principal amount of $100,000,000. We may, however, "reopen" each of the series of Notes and issue additional Notes of such series in the future.

SELECTED FINANCIAL DATA

        The following material, which is presented in this prospectus supplement solely to furnish limited introductory information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the accompanying prospectus and the documents incorporated by reference in the prospectus. In our opinion, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the nine months ended September 30, 2002, have been made.

	Nine Months Ended September 30,		Year Ended December 31,
	2002(1)	2001(1)	2001	2000	1999	1998	1997
	(Thousands of Dollars)
Income Statement Data
Operating Revenues
Electric	$1,184,687	$1,281,658	$1,689,464	$1,746,138	$1,763,191	$1,706,876	$1,792,164
Natural Gas	$222,902	$259,337	$348,410	$376,886	$330,849	$305,881	$337,825

Total Operating Revenues	$1,407,589	$1,540,995	$2,037,874	$2,123,024	$2,094,040	$2,012,757	$2,129,989
Operating Expenses	$1,142,799	$1,218,373	$1,589,349	$1,654,052	$1,488,385	$1,530,185	$1,687,321

Operating Income	$264,790	$322,622	$448,525	$468,972	$605,655	$482,572	$442,668
Net Income	$106,061	$144,923	$194,807	$219,595(2)	$206,134(3)	$213,798	$184,553(4)
Balance Sheet Data
Current Assets	$345,754	$374,990	$397,334	$307,812	$333,684	$324,550	$356,213
Total Assets	$2,948,944	$3,023,469	$3,014,423	$2,952,985	$2,948,150(5)	$3,732,885(6)	$5,044,914
Long-term Debt (includes current portion)	$1,019,973	$1,190,181	$1,190,008	$1,190,337	$1,211,449	$1,414,761	$1,488,464
Common Stock Equity	$891,059	$808,085	$848,854	$637,391	$627,466	$919,262	$1,803,295
Other Data
Ratio of Earnings to Fixed Charges(7)	3.54(8)	4.09(8)	4.33	4.41	4.48(9)	3.81	3.38
Total Debt to Capital(10)	53.4	59.6	58.4	65.1	65.9	60.6	45.2
Net Cash Provided By Operating Activities to Interest Expense	3.65	1.13	.81	2.63	3.27	3.75	3.70
Total Debt to Net Cash Provided By Operating Activities	4.03	13.30	14.23	4.39	2.89	3.07	3.26

(1)
Due to the seasonal nature of our operations, financial results for the interim periods are not necessarily indicative of trends for a twelve-month period.
(2)
Includes the effect of the nonrecurring benefit from the sale of an affiliate's coal-fired generation assets that increased net income by $8 million.
(3)
Includes the effect of the loss related to the early retirement of debt that decreased net income by $18 million and the writeoff of Nine Mile Point 2 net of the nonrecurring benefit from the sale of an affiliate's coal-fired generation assets that decreased net income by $5 million.
(4)
Includes the effect of fees related to an unsolicited tender offer that decreased net income by $17 million.
(5)
The proceeds from the 1999 sale of an affiliate's coal-fired generation assets—net of taxes and transaction costs—were used to write down the majority of NYSEG's investment in Nine Mile Point 2 in accordance with NYSEG's restructuring plan approved by the NYPSC in January 1998. The remaining Nine Mile Point 2 balance was written off pursuant to Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.
(6)
During 1998, NYSEG's seven coal-fired generation stations and associated assets and liabilities were transferred to an affiliate in accordance with NYSEG's restructuring plan approved by the NYPSC in January 1998.
(7)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges and the interest component of rentals.
(8)
The ratio of earnings to fixed charges decreased for the nine months ended September 30, 2002, compared to the same period in the prior year primarily due to a decrease in earnings from continuing operations before income taxes. This earnings decrease is primarily due to an electric price reduction, effective March 1, 2002, and the loss related to the early retirement of debt, partially offset by lower costs of natural gas purchases, higher electric deliveries and interest savings due to the early retirement of debt.
(9)
Earnings before income taxes and fixed charges includes $84 million that we paid in federal income taxes as a result of the sale of an affiliate's coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges would have been 3.83.
(10)
Capital consists of total debt plus common stock equity.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2002, on an actual basis and on an as adjusted basis to give effect to this offering and the repayment of $150 million 6 3/4% Series first mortgage bonds on October 15, 2002 and $100 million 8.30% Series first mortgage bonds on December 15, 2002. This information should be considered in conjunction with "Selected Financial Data" "Summary—Recent Developments" and the more detailed information appearing in the accompanying prospectus and the documents incorporated by reference in the prospectus.

	As of September 30, 2002
	Actual		As Adjusted
	(Thousands of Dollars)
% Notes due 2007	—	—	$150,000	8%
% Notes due 2012	—	—	100,000	5
6 3/4% First Mortgage Bonds	$150,000	8%	—	—
8.30% First Mortgage Bonds	100,000	5	—	—
Other Long-term Debt (includes current maturities and capital leases)	769,973	40	769,973	40
Preferred Stock	10,159	1	10,159	1
Common Equity	891,059	46	891,059	46

Total Capitalization (includes current maturities and capital leases)	$1,921,191	100%	$1,921,191	100%

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of the Notes to repay short-term debt that was incurred to fund the retirement of our 6 3/4% Series first mortgage bonds, which matured on October 15, 2002, and to pay substantially all of the optional redemption price of our 8.30% Series first mortgage bonds, which is expected to occur on December 15, 2002. The short-term debt that we intend to repay bears interest at various rates currently ranging from 1.50% per annum to 2.08% per annum and matures at varying dates through November 18, 2002.

DESCRIPTION OF THE NOTES

        The following description of the particular terms of the Notes, which are referred to in the accompanying prospectus as "senior unsecured debt securities," is not complete and should be read together with the "Description of Securities—Senior Unsecured Debt Securities" in the accompanying prospectus. This description supplements and, to the extent it is inconsistent with the description in the accompanying prospectus, replaces the description of the general terms and provisions of the senior unsecured debt securities in the prospectus. The Notes will be issued under an unsecured debt indenture dated as of                        , 2002 between us and JPMorgan Chase Bank, as supplemented by two supplemental indentures. References in this prospectus supplement to the unsecured debt indenture will mean the unsecured debt indenture as so supplemented. This summary is qualified in its entirety by reference to the unsecured debt indenture.

General

        The    % Notes will mature on                        , 2007 and the    % Notes will mature on            , 2012. The    % Notes will bear interest from their date of issuance at the rate of    % per annum and the    % Notes will bear interest from their date of issuance at the rate of    % per annum. Interest on the Notes will be payable semi-annually on                        and                         of each year, beginning            , 2003, to the persons in whose names the Notes are registered at the close of business on the preceding            and                        , respectively, subject to certain exceptions. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        The Notes will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to our secured obligations, consisting of our first mortgage bonds, to the extent of the assets securing those obligations. At September 30, 2002, we had $613,000,000 of indebtedness outstanding consisting of a $60,000,000 variable rate note due March 15, 2015, a $30,000,000 variable rate note due October 15, 2015, a $42,000,000 variable rate note due December 1, 2015, a $65,000,000 6.15% Note due July 1, 2026, a $34,000,000 5.95% Note due December 1, 2027, a $70,000,000 5.70% Note due December 1, 2028, a $37,500,000 variable rate note due February 1, 2029, a $100,000,000 6.05% Note due April 1, 2034, a $63,500,000 variable rate note due June 1, 2029, a $74,000,000 variable rate note due October 1, 2029, a $12,000,000 6.00% Note due June 1, 2006 and a $25,000,000 5.90% Note due December 1, 2006. All of this indebtedness is unsecured and unsubordinated. In addition, at September 30, 2002, we had $400,000,000 of indebtedness outstanding, which includes $150,000,000 6 3/4% Series first mortgage bonds due October 15, 2002, $100,000,000 8.30% Series first mortgage bonds due December 15, 2022, $50,000,000 7.55% Series first mortgage bonds due April 1, 2023, and $100,000,000 7.45% Series first mortgage bonds due July 15, 2023. All of our first mortgage bonds are secured by a direct first mortgage lien on substantially all of our utility plant. The unsecured debt indenture contains no restrictions on the amount of additional indebtedness that we may issue.

        We may, without the consent of the holders of the Notes, issue additional Notes having the same respective ranking and the same respective interest rate, maturity and other terms as the             % Notes or the            % Notes. Any additional    % Notes will, together with the    % Notes offered hereby, constitute a single series of the             % Notes under the unsecured debt indenture

and any additional    % Notes will, together with the            % Notes offered hereby, constitute a single series of the    % Notes under the unsecured debt indenture. No additional Notes may be issued if an event of default has occurred with respect to Notes of the same series.

        The Notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiples of $1,000 as described under "—Book-Entry Only Issuance—The Depository Trust Company" below. We will issue global securities in denominations that together equal the total principal amount of the outstanding Notes.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the Notes then outstanding to be redeemed, or
  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of (1)     basis points for the    % Notes or    basis points for the    % Notes plus (2) the Adjusted Treasury Rate on the third Business Day prior to the redemption date, as calculated by an Independent Investment Banker, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

        "Adjusted Treasury Rate" means, with respect to any redemption date:

  •
  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or
  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes ("Remaining Life") or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the applicable Notes.

        "Comparable Treasury Price" means the average of the Reference Treasury Dealer Quotations for the applicable redemption date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

        "Reference Treasury Dealer" means each of Banc One Capital Markets, Inc. and J.P. Morgan Securities Inc. and their respective successors; provided that if either of the foregoing ceases to be, and has no affiliate that is, a primary U.S. Government securities dealer ("Primary Treasury Dealer"), we will substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the applicable Notes, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

        We will mail notice of redemption at least 30 days but not more than 60 days before the applicable redemption date to each holder of the Notes to be redeemed. If we elect to partially redeem such Notes, the trustee will select in a fair and appropriate manner the Notes to be redeemed.

        Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after the applicable redemption date on the applicable Notes or portions thereof called for redemption.

Book-Entry Only Issuance—The Depository Trust Company

        Upon issuance, all book-entry Notes will be represented by one or more fully registered global certificates. Each global security will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of the Notes.

        The following is based on information furnished to us by DTC that we believe to be reliable, but we accept no responsibility for its accuracy:

        DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities that its participants ("Direct Participants") deposit with DTC. DTC facilitates the clearance and settlement of securities transactions among its Direct Participants in these securities through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Direct Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Persons who are not Direct Participants may beneficially own securities held by DTC only through Indirect Participants (as defined below).

        DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

        Purchases of securities within the DTC system must be made by or through Direct Participants, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser of securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect

Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

        To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities. DTC's records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Although voting with respect to the Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the applicable Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Payments on the Notes will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the relevant payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of the Direct or Indirect Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of us and the property trustee, disbursement of the payments to Direct Participants is the responsibility of DTC, and disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

        Except as provided in this prospectus supplement, a Beneficial Owner of Notes will not be entitled to receive physical delivery of securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

        DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or the sponsor. Under those circumstances, in the event that a successor securities depository is not obtained, Note certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Notes. In that event, certificates for the Notes will be printed and delivered to the holders of record.

        We have no responsibility for the performance by DTC or its Direct and Indirect Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement among us and the underwriters named below, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the following respective principal amounts of the    % Notes and the     % Notes:

Underwriters	Principal Amount of % Notes	Principal Amount of % Notes
Banc One Capital Markets, Inc.
J.P. Morgan Securities Inc.
Fleet Securities, Inc.
The Royal Bank of Scotland plc
UBS Warburg LLC.
Wachovia Securities, Inc.

Total	$150,000,000	$100,000,000

        In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any Notes are purchased. The underwriters have advised us that the underwriters propose to offer each series of Notes to the public initially at the respective offering prices set forth on the cover page of this prospectus supplement, and to certain dealers initially at such prices less a discount not in excess of    % of the principal amount of the    % Notes and            % of the principal amount of the            % Notes. The underwriters may allow, and those dealers may reallow, a concession to certain other dealers not in excess of            % of the principal amount of the    % Notes and            % of the principal amount of the    % Notes. After the initial offering of the Notes to the public, the public offering prices and these concessions may be changed.

        We have agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

        The Notes have no established trading market. We have been advised by the underwriters that they intend to make a market in the Notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes, and any market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        In connection with the offering the underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of the Notes creating a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        The underwriters may also impose a penalty bid. A penalty bid permits the underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by that syndicate member are purchased in a syndicate transaction.

        Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        J.P. Morgan Securities Inc., one of the underwriters, will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        We estimate that our total expenses of this offering will be $200,000.

        The underwriters and their affiliates engaged in, and may from time to time in the future engage in, and performed, and may from time to time in the future perform, services on our behalf in the ordinary course of business. JPMorgan Chase Bank, trustee under the unsecured debt indenture and an affiliate of J.P. Morgan Securities Inc., is also successor trustee under our First Mortgage dated as of July 1, 1921, as supplemented, and successor agent under our Amended and Restated Revolving Credit Agreement dated as of December 31, 2001. In addition, we have a $50 million undrawn line of credit with Bank One, NA, an affiliate of Banc One Capital Markets, Inc.

LEGAL MATTERS

        The validity of the Notes and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for the underwriters by Shearman & Sterling, New York, New York. As of November 5, 2002, members of Huber Lawrence & Abell owned 6,135 shares of common stock of Energy East Corporation.

PROSPECTUS

$400,000,000

NEW YORK STATE ELECTRIC & GAS CORPORATION

Senior Unsecured Debt Securities
First Mortgage Bonds
Preferred Stock

        This prospectus contains summaries of the general terms of these securities. We will provide the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Any statement contained in this prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying prospectus supplement.

The date of this prospectus is July 18, 2002.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
NEW YORK STATE ELECTRIC & GAS CORPORATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF SECURITIES
Senior Unsecured Debt Securities
New First Mortgage Bonds
New Preferred Stock
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS

        In this prospectus, references to "we," "us" and "our" refer to New York State Electric & Gas Corporation.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, any combination of the securities described in this prospectus may be sold from time to time in one or more offerings of one or more series up to a total dollar amount of $400,000,000. This prospectus only provides you with a general description of the securities that may be offered. Each time securities are sold, a "prospectus supplement" will be provided which will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement.

        A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading Where You Can Find More Information.

        We believe that we have included or incorporated by reference in this prospectus all information material to investors, but certain details that may be important for specific investment purposes have not been included. For more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file annual, quarterly and current reports. You may read and copy this information at the SEC's public reference rooms at:

Public Reference Room Room 1024 Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549	Midwest Regional Office Citicorp Center Suite 1400 500 West Madison Street Chicago, IL 60661-2511

        You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website that the SEC maintains at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

Incorporation by Reference

        The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the securities being offered under this prospectus or any prospectus supplement are sold:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2001.

  •
  Our Current Reports on Form 8-K dated January 10, 2002 and January 15, 2002.

        Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference in this prospectus by writing or telephoning:

New York State Electric & Gas Corporation
Shareholder Services
P.O. Box 3200
Ithaca, New York 14852-3200
(800) 225-5643

        You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. This prospectus is dated July 18, 2002. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, any accompanying prospectus supplement and the additional information described under the heading Where You Can Find More Information may contain some forward-looking statements that involve risks and uncertainties. We may make these statements about our financial condition, results of operations and business. These statements may be made directly in this prospectus, or may be "incorporated by reference" from other documents filed with the SEC. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those indicated by such forward-looking statements, include, among others, the following:

  •
  the deregulation and continued regulatory unbundling of a vertically integrated industry;
  •
  our ability to compete in the rapidly changing and increasingly competitive electricity and natural gas utility markets;
  •
  regulatory uncertainty in a politically-charged environment of fluctuating energy prices;
  •
  operation of the New York Independent System Operator;
  •
  operation of a regional transmission organization;
  •
  our ability to control non-utility generator and other costs;
  •
  changes in fuel supply or cost and the success of strategies to satisfy power requirements now that all of our coal-fired and nuclear generation assets have been sold;
  •
  market risk;
  •
  our ability to obtain adequate and timely rate relief;
  •
  nuclear, terrorist or environmental incidents;
  •
  legal or administrative proceedings;
  •
  changes in the cost or availability of capital;
  •
  growth in the areas in which we are doing business;
  •
  weather variations affecting customer energy usage; and
  •
  other considerations that may be disclosed from time to time in our publicly disseminated documents or filings.

        You should not place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or any prospectus supplement or, in the case of a document incorporated by reference, the date of that document.

        The cautionary statements in this section expressly qualify, in their entirety, all subsequent forward-looking statements attributable to us or any person acting on our behalf. We do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any prospectus supplement or documents incorporated by reference.

NEW YORK STATE ELECTRIC & GAS CORPORATION

        We are a public utility company engaged in transmitting and distributing electricity and transporting, storing and distributing natural gas. We also generate electricity from our several hydroelectric stations. Our service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. Our service territory has an area of approximately 20,000 square miles and a population of 2,500,000. The larger cities in New York in which we serve both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. We provide delivery service to approximately 829,000 electricity customers and 250,000 natural gas customers.

        Our address is P.O. Box 3287, Ithaca, New York 14852-3287 and our telephone number is (607) 347-4131.

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include, among other things, the retirement or repurchase of certain of our indebtedness or preferred stock, reduction of short-term debt, financing the development and construction of new facilities and additions to working capital.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred stock dividends for the five most recent fiscal years:

	Year Ended December 31,
	2001	2000	1999	1998	1997
Ratio of earnings to fixed charges (1)	4.33	4.44	4.69	3.81	3.38
Ratio of earnings to fixed charges and preferred stock dividends (1)	4.30	4.41	4.50	3.44	3.03

(1)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing earnings by fixed charges and preferred stock dividends. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends.

DESCRIPTION OF SECURITIES

Senior Unsecured Debt Securities

        The following description sets forth the general terms and provisions of the senior unsecured debt securities that we may offer by this prospectus.

        We will issue the senior unsecured debt securities under an unsecured debt indenture between us and JPMorgan Chase Bank, as unsecured debt indenture trustee. The unsecured debt indenture gives us broad authority to set the particular terms of each series of senior unsecured debt securities, including the right to modify certain of the terms contained in the unsecured debt indenture. The particular terms of a series of senior unsecured debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the unsecured debt indenture will be described in the prospectus supplement relating to the senior unsecured debt securities.

        The unsecured debt indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the senior unsecured debt securities or the unsecured debt indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the unsecured debt indenture, including definitions of terms used in that indenture, which is filed as an exhibit to the registration statement, of which this prospectus forms a part and is incorporated by reference. We also include references in parentheses to certain sections of the unsecured debt indenture. Whenever we refer to particular sections or defined terms of the unsecured debt indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the senior unsecured debt securities described in the applicable prospectus supplement or supplements.

        Prospective purchasers of senior unsecured debt securities should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to the senior unsecured debt securities of a particular series. The prospectus supplement relating to an issue of senior unsecured debt securities will describe these considerations, if they apply.

        There is no requirement under the unsecured debt indenture that future issues of our senior unsecured debt securities be issued under that indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the unsecured debt indenture or applicable to one or more issues of senior unsecured debt securities, in connection with future issues of other debt securities.

General

        The unsecured debt indenture does not limit the aggregate principal amount of senior unsecured debt securities that we may issue under that indenture. The unsecured debt indenture provides that the senior unsecured debt securities may be issued in one or more series. The senior unsecured debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all senior unsecured debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the senior unsecured debt securities of that series, for issuances of additional senior unsecured debt securities of that series.

        Prior to the issuance of each series of senior unsecured debt securities, the particular terms will be specified in a supplemental indenture, a board resolution or in one or more officer's certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of senior unsecured debt securities:

  •
  title of the senior unsecured debt securities;
  •
  any limit on the aggregate principal amount of the senior unsecured debt securities;
  •
  the person to whom any interest on the senior unsecured debt securities shall be payable, if other than the person in whose name those securities are registered at the close of business on the regular record date;
  •
  the date or dates on which the principal of the senior unsecured debt securities will be payable or how the date or dates will be determined;
  •
  the rate or rates at which the senior unsecured debt securities will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;
  •
  the dates on which interest will be payable;
  •
  the record dates for payments of interest;
  •
  the place or places, if any, in addition to the office of the unsecured debt indenture trustee, where the principal of, and premium, if any, and interest, if any, on the senior unsecured debt securities will be payable;
  •
  the period or periods within which, the price or prices at which, and the terms and conditions upon which, the senior unsecured debt securities may be repaid, in whole or in part, at the option of the holder thereof;
  •
  any sinking fund or other provisions or options held by holders of the senior unsecured debt securities that would obligate us to repurchase or redeem those securities;
  •
  the percentage, if less than 100%, of the principal amount of the senior unsecured debt securities that will be payable if the maturity of those securities is accelerated;
  •
  any changes or additions to the events of default under the unsecured debt indenture or changes or additions to our covenants under that indenture;
  •
  any collateral, security, assurance or guarantee for the senior unsecured debt securities; and
  •
  any other specific terms applicable to the senior unsecured debt securities.

        Unless we otherwise indicate in the applicable prospectus supplement, the senior unsecured debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

        Unless we otherwise indicate in the applicable prospectus supplement, there are no provisions in the unsecured debt indenture or the senior unsecured debt securities that require us to redeem, or permit the holders to cause a redemption of, the senior unsecured debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness.

Security and Ranking

        The senior unsecured debt securities issued by us will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt.

Payment and Paying Agents

        Unless otherwise indicated in the applicable prospectus supplement, we will pay interest on our senior unsecured debt securities on each interest payment date by check mailed to the person in whose name that security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a senior unsecured debt security, we will pay defaulted interest to the registered owner of that security in one of the following ways:

  •
  we will first propose to the unsecured debt indenture trustee a payment date for the defaulted interest. Next, the unsecured debt indenture trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the senior unsecured debt security as of the close of business on the special record date; or

  •
  we can propose to the unsecured debt indenture trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the senior unsecured debt securities may be listed for trading. If the unsecured debt indenture trustee thinks the proposal is practicable, payment will be made as proposed.

Redemption

        We will set forth any terms for the redemption of senior unsecured debt securities in a prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, and except with respect to senior unsecured debt securities redeemable at the option of the registered holder, senior unsecured debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the senior unsecured debt securities of any series or any tranche of a series are to be redeemed, the unsecured debt indenture trustee will select the senior unsecured debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate (See sections 301, 1103 and 1104 of the unsecured debt indenture.)

        Senior unsecured debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender those securities for redemption. (See section 1106 of the unsecured debt indenture.) If only part of a senior unsecured debt security is redeemed, the unsecured debt indenture trustee will deliver to you a new senior unsecured debt security of the same series for the remaining portion without charge. (See section 1107 of the unsecured debt indenture.)

        We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the senior unsecured debt securities. (See section 1104 of the unsecured debt indenture.)

Registration, Transfer, Exchange and Form

        The senior unsecured debt securities will be issued only in fully registered form, without interest coupons and in denominations that are even multiples of $1,000. Senior unsecured debt securities of any series will be exchangeable for other senior unsecured debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See section 305 of the unsecured debt indenture.)

        Unless we otherwise indicate in the applicable prospectus supplement, senior unsecured debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the unsecured debt indenture. (See section 305 of the unsecured debt indenture.)

        In the event of any redemption of senior unsecured debt securities of any series, the unsecured debt indenture trustee will not be required to exchange or register a transfer of any senior unsecured debt securities of the series selected, called or being called for redemption except the unredeemed portion of any senior unsecured debt security being redeemed in part. (See section 305 of the unsecured debt indenture.)

Book-Entry Only System

        The following discussion pertains to senior unsecured debt securities that are issued in book-entry only form.

        One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the senior unsecured debt securities. The participant would then keep a record of its clients who purchased those securities. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

        Under book-entry only, we will not issue certificates to individual holders of the senior unsecured debt securities. Beneficial interests in global notes will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants.

        DTC has advised us that it is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        We will wire principal and interest payments to DTC's nominee. We and the unsecured debt indenture trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we and the unsecured debt indenture trustee will have no direct responsibility or liability to pay amounts due on the senior unsecured debt securities to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the unsecured debt indenture trustee, or us.

        Senior unsecured debt securities represented by a global note will be exchangeable for senior unsecured debt securities certificates with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law;

  •
  we instruct the unsecured debt indenture trustee that the global note is now exchangeable; or

  •
  an event of default has occurred and is continuing.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Consolidation, Merger, Conveyance, Sale or Transfer

        We have agreed not to consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any entity unless:

  •
  the successor is an entity organized and existing under the laws of the United States of America or any state or the District of Columbia;

  •
  the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the outstanding senior unsecured debt securities and the performance of every covenant of the unsecured debt indenture that we would otherwise have to perform; and

  •
  immediately after giving effect to the transactions, no event of default and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See section 801 of the unsecured debt indenture.)

Modification of the Unsecured Debt Indenture

        Under the unsecured debt indenture or any supplemental indenture, our rights and the rights of the holders of senior unsecured debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding senior unsecured debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding senior unsecured debt security affected thereby:

  •
  change the fixed date upon which the principal of or the interest on any senior unsecured debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any senior unsecured debt security or premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;

  •
  reduce the stated percentage of senior unsecured debt securities, the consent of the holders of which is required for any modification of the unsecured debt indenture or for waiver by the holders of certain of their rights; or

  •
  modify certain provisions of the unsecured debt indenture. (See section 902 of the unsecured debt indenture.)

        An original issue discount senior unsecured debt security means any security authenticated and delivered under the unsecured debt indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

        The unsecured debt indenture also contains provisions permitting us and the unsecured debt indenture trustee to amend that indenture in certain circumstances without the consent of the holders of any senior unsecured debt securities to evidence a merger, the replacement of the unsecured debt indenture trustee and for certain other purposes. (See section 901 of the unsecured debt indenture.)

Events of Default

        An event of default with respect to any series of senior unsecured debt securities is defined in the unsecured debt indenture as being any one of the following:

  •
  failure to pay interest on the senior unsecured debt securities of that series for 30 days after payment is due;

  •
  failure to pay principal or any premium on the senior unsecured debt securities of that series when due;

  •
  failure to perform other covenants in the unsecured debt indenture for 60 days after we are given written notice from the unsecured debt indenture trustee or the unsecured debt indenture trustee receives written notice from the registered owners of at least 25% in principal amount of the senior unsecured debt securities of that series;

  •
  failure to pay any sinking fund installment on the senior unsecured debt securities when due;

  •
  default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by us (including a default with respect to any other series of senior unsecured debt securities issued under the unsecured debt indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), whether such indebtedness or guarantee exists on the date of the unsecured debt indenture or is issued or entered into following the date of the unsecured debt indenture, if:

  •
  either:

  •
  such default results from failure to pay any such indebtedness when due; or

  •
  as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity; and

  •
  the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million; and

  •
  certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (See section 501 of the unsecured debt indenture.)

        An event of default regarding a particular series of senior unsecured debt securities does not necessarily constitute an event of default for any other series of senior unsecured debt securities.

        We will be required to file with the unsecured debt indenture trustee annually an officer's certificate as to the absence of default in performance of certain covenants in the unsecured debt indenture. (See section 1007 of the unsecured debt indenture.) The unsecured debt indenture provides that the unsecured debt indenture trustee may withhold notice to the holders of the senior unsecured debt securities of any default, except in payment of principal of, or premium, if any, or interest on, those securities or in the payment of any sinking fund installment with respect to those securities, if the unsecured debt indenture trustee in good faith determines that it is in the interest of the holders of those securities to do so. (See section 602 of the unsecured debt indenture.)

        The unsecured debt indenture provides that, if an event of default with respect to the senior unsecured debt securities specified therein shall have happened and be continuing, either the unsecured debt indenture trustee or the holders of 25% or more in aggregate principal amount of the senior unsecured debt securities may declare the principal amount of all the senior unsecured debt securities to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the senior unsecured debt securities. (See section 502 of the unsecured debt indenture.)

        Subject to the provisions of the unsecured debt indenture relating to the duties of the unsecured debt indenture trustee, the unsecured debt indenture trustee will be under no obligation to exercise any of its rights or powers under that indenture at the request or direction of any of the holders of the senior unsecured debt securities, unless the holders shall have offered to the unsecured debt indenture trustee reasonable indemnity. (See section 603 of the unsecured debt indenture.)

        Subject to the provision for indemnification, the holders of a majority in principal amount of the senior unsecured debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the unsecured debt indenture trustee, or exercising any trust or power conferred on that indenture trustee with respect to the senior unsecured debt securities. However, the unsecured debt indenture trustee shall have the right to decline to follow any direction if that trustee shall determine that the action so directed conflicts with any law or the provisions of the unsecured debt indenture or if that trustee shall determine that the action would be prejudicial to holders not taking part in the direction. (See section 512 of the unsecured debt indenture.)

Defeasance

        The unsecured debt indenture provides, unless otherwise provided, with respect to a particular series of senior unsecured debt securities, that we may elect either (a) to be discharged from all of our obligations with respect to the senior unsecured debt securities of any series, except for obligations to register the transfer or exchange of senior unsecured debt securities, replace stolen, lost or mutilated senior unsecured debt securities, to maintain paying agencies and to hold moneys for payment in trust which we refer to as "defeasance," or (b) to be released from our obligations under sections of the unsecured debt indenture described under "—Consolidation, Merger, Conveyance, Sale or Transfer" or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, which we refer to as "covenant defeasance," if:

  •
  we deposit with the unsecured debt indenture trustee, in trust, money, or in certain cases, U.S. government obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding senior unsecured debt securities on the dates such payments are due, in accordance with the terms of those securities and (ii) any mandatory sinking fund payments applicable to the senior unsecured debt securities on the day on which payments are due and payable in accordance with the terms of the unsecured debt indenture and of those securities;

  •
  no event of default or event which with notice or lapse of time would become an event of default, including by reason of such deposit, with respect to the senior unsecured debt securities shall have occurred and be continuing on the date of such deposit;

  •
  we deliver to the unsecured debt indenture trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations; and

  •
  we have delivered to the unsecured debt indenture trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the unsecured debt indenture relating to the satisfaction and discharge of the senior unsecured debt securities have been complied with. (See sections 403 and 1008 of the unsecured debt indenture.)

        Discharged means, with respect to the senior unsecured debt securities of any series, the discharge of the entire indebtedness represented by, and our obligations under, the senior unsecured debt securities of such series and in the satisfaction of all of our obligations under the unsecured debt indenture relating to the senior unsecured debt securities of such series, except:

  •
  the rights of holders of the senior unsecured debt securities of such series to receive, from the trust fund established pursuant to the unsecured debt indenture, payment of the principal of and interest and premium, if any, on the senior unsecured debt securities of such series when such payments are due;

  •
  our obligations with respect to the senior unsecured debt securities of such series with respect to registration, transfer, exchange and maintenance of a place of payment; and

  •
  the rights, powers, trusts, duties, protections and immunities of the unsecured debt indenture trustee under the unsecured debt indenture. (See section 101 of the unsecured debt indenture.)

        If we have deposited or caused to be deposited money or U.S. government obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding senior unsecured debt securities to and including a redemption date on which all of the outstanding senior unsecured debt securities are to be redeemed, such redemption date shall be irrevocably designated by a board of directors resolution delivered to the unsecured debt indenture trustee on or prior to the date of deposit of such money or U.S. government obligations, and such board of directors resolution shall be accompanied by an irrevocable company request that the unsecured debt indenture trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such redemption date in accordance with the unsecured debt indenture. (See section 403 of the unsecured debt indenture.)

        U.S. government obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. government obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. government obligation or a specific payment of interest on or principal of any such U.S. government obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of interest on or principal of the U.S. government obligation evidenced by such depositary receipt. (See section 101 of the unsecured debt indenture.)

Resignation or Removal of Unsecured Debt Indenture Trustee

        The unsecured debt indenture trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor unsecured debt indenture trustee and such specified day. (See section 610 of the unsecured debt indenture.)

        The unsecured debt indenture trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the unsecured debt indenture trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding debt securities. In addition, under certain circumstances, we may remove the unsecured debt indenture trustee upon notice to the holder of each senior unsecured debt security outstanding and the unsecured debt indenture trustee, and appointment of a successor unsecured debt indenture trustee. (See section 610 of the unsecured debt indenture.)

Concerning the Unsecured Debt Indenture Trustee

        JPMorgan Chase Bank is the trustee under the unsecured debt indenture. JPMorgan Chase Bank also serves as the mortgage trustee under the mortgage with respect to the first mortgage bonds issued by us. We and our affiliates maintain other banking relationships in the ordinary course of business with the unsecured debt indenture trustee and its affiliates, including utilizing its services for the making of short-term loans.

Governing Law

        The unsecured debt indenture and the senior unsecured debt securities will be governed by and construed in accordance with the laws of the State of New York.

New First Mortgage Bonds

        The following description sets forth the general terms and provisions of the new first mortgage bonds that we may offer by this prospectus.

        We will issue the new first mortgage bonds under and secured by an Indenture of Mortgage, dated as of July 1, 1921, as previously amended by various supplemental indentures and as to be further supplemented by a supplemental indenture relating to new first mortgage bonds, under which JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is now successor mortgage trustee. The particular terms of a series of new first mortgage bonds and the extent, if any, to which the particular terms of the issue modify the terms of the mortgage (consisting of the Indenture of Mortgage, together with all supplemental indentures) will be described in the prospectus supplement relating to the new first mortgage bonds.

        The mortgage contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the new first mortgage bonds or the mortgage. This summary is subject to and qualified in its entirety by reference to all the provisions of the mortgage, including definitions of terms used in that mortgage, which is filed as an exhibit to the registration statement, of which this prospectus forms a part and is incorporated by reference. Whenever we refer to defined terms of the mortgage in this prospectus or in a prospectus supplement, these defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the new first mortgage bonds described in the applicable prospectus supplement or supplements.

        Prospective purchasers of new first mortgage bonds should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to the new first mortgage bonds of a particular series. The prospectus supplement relating to an issue of new first mortgage bonds will describe these considerations, if they apply.

General

        Prior to the issuance of each series of new first mortgage bonds, the particular terms will be specified in a supplemental indenture. We refer you to the applicable prospectus supplement for a description of specific terms of the new first mortgage bonds, including principal amount, maturity and interest rate.

        Interest on such new first mortgage bonds will accrue from, and be payable semi-annually on, the dates set forth in the applicable prospectus supplement to the persons in whose names such new first mortgage bonds are registered at the close of business on the 11th day next preceding each semi-annual interest payment date (with certain exceptions, as provided for in the mortgage). Both principal and interest are to be payable at our office or agency (presently JPMorgan Chase Bank) in the Borough of Manhattan, The City of New York, New York. The new first mortgage bonds will be issuable only in definitive fully registered form without coupons in denominations of $1,000 or multiples of $1,000 and will be exchangeable for other new first mortgage bonds of the same series in equal aggregate principal amounts of other authorized denominations without charge to the holders except for any applicable stamp tax or other governmental charge.

Security

        The new first mortgage bonds will be secured equally and ratably with all other first mortgage bonds issued under the mortgage by a valid and direct first mortgage, subject only to permitted encumbrances and liens, on substantially all our properties and franchises except miscellaneous properties specifically excepted.

Release and Substitution of Property

        Generally, property subject to the lien of the mortgage may be released only upon the deposit or pledge with the mortgage trustee of cash, purchase money obligations, securities or the certification of property additions or, in certain instances, upon the substitution of other property of equivalent value. We may also, under certain conditions, without release, terminate, change or assent to the modification of leases, easements, franchises and governmental permits.

Issuance of Additional First Mortgage Bonds

        Additional first mortgage bonds may be issued under certain conditions and restrictions to the extent of (1) 60% of the bondable value of property additions; (2) the aggregate principal amount of refundable prior lien bonds retired up to that time or then retired as provided in the mortgage; (3) the aggregate principal amount of any first mortgage bonds issued under the mortgage up to that time and thereafter or then retired; and (4) the amount of cash deposited with the mortgage trustee against the issuance of first mortgage bonds.

        First mortgage bonds may be issued pursuant to (1) and (4) above (and in certain cases pursuant to (2) and (3) above) only if net earnings as defined in the mortgage shall be at least two times the annual interest charges on the first mortgage bonds outstanding and to be outstanding and on prior lien bonds to be outstanding. The coverage at December 31, 2001 was 10.7.

        Cash deposited with the mortgage trustee against the issuance of first mortgage bonds may be withdrawn from time to time in an amount equal to the aggregate principal amount of first mortgage bonds which we would then be entitled to issue under the mortgage.

        We intend to issue the new first mortgage bonds against property additions or against retired first mortgage bonds or a combination of both. We estimate that at December 31, 2001, unbonded bondable property of approximately $43,000,000 was available for use as the basis for the issuance of the new first mortgage bonds.

        At December 31, 2001, we could issue approximately $798,000,000 of additional first mortgage bonds against retired first mortgage bonds.

Sinking and Improvement Fund

        We are required to deposit with the mortgage trustee by June 30 of each year, cash equal to 1% of all first mortgage bonds issued prior to January 1 of such year (excluding any first mortgage bonds issued on the basis of the retirement of first mortgage bonds). Instead of depositing cash, or as a means of withdrawing cash so deposited but not used or applied by the mortgage trustee for the purchase, payment or redemption of first mortgage bonds previously issued, we may deliver first mortgage bonds of any series selected by us or certain refundable prior lien bonds or certify bondable value of property additions (on the basis of 60% thereof), none of which may thereafter be used for any other purpose under the mortgage.

Maintenance Fund

        The mortgage provides that if the aggregate amount we expended after December 31, 1946 for property additions (with certain exceptions) does not, as of the end of each calendar year, equal the aggregate of the minimum provision for depreciation (as defined in the next paragraph) for each calendar year subsequent to December 31, 1946, we will deposit cash to the extent of the deficiency in such expenditures with the mortgage trustee on or before the subsequent June 30; provided, however, that there shall be credited against the amount of cash so required to be deposited the principal amount of refundable prior lien bonds and first mortgage bonds previously issued and retired which might then be made the basis for the authentication and delivery of first mortgage bonds and which we then elect to make the basis of a credit in lieu of the authentication and delivery of first mortgage bonds in respect thereof. All cash so deposited with the mortgage trustee may, during the next succeeding three years, be withdrawn by us to the extent by which the amount then expended for property additions (with the exceptions referred to above) exceeds the minimum provision for depreciation.

        The term "minimum provision for depreciation" when used with reference to any period of time, means an amount equal to 15% of gross operating revenues during such period from the operation of bondable property after deducting the aggregate cost of electricity and manufactured and natural gas or steam purchased for resale during such period in connection with the operation of such property, less an amount equal to charges for current repairs and maintenance of such property.

Redemption Provisions

        Redemption provisions for the new first mortgage bonds will be set forth in the applicable prospectus supplement.

Limitations on the Payment of Dividends

        The mortgage provides that so long as any first mortgage bonds are outstanding, we may not declare or pay any dividends (except a dividend in our own common stock) upon our common stock, or make any other distribution (by way of purchase or otherwise) to the holder of our common stock (other than in an amount not greater than the proceeds of additional common stock financing), except a payment or distribution out of our earned surplus (adjusted as provided in the mortgage) accumulated subsequent to December 31, 1946. At the present time none of our earned surplus is restricted.

Modification or Amendment of Mortgage

        We and the mortgage trustee, with the consent of the holders of not less than 75% in principal amount of all first mortgage bonds then outstanding (or in case the rights of the holders of first mortgage bonds of one or more, but less than all, of the series of first mortgage bonds outstanding shall be affected, then with the consent of the holders of 75% in principal amount of the first mortgage bonds then outstanding of the affected series taken in the aggregate) may modify the rights of the holders of the first mortgage bonds; provided that no such modification shall:

  •
  extend the maturity of the first mortgage bonds, reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof, without the consent of the holder of each first mortgage bond so affected;

  •
  reduce the aforesaid percentage of first mortgage bonds without the consent of the holders of all first mortgage bonds then outstanding; or

  •
  permit the creation of any lien ranking prior to or equal with the lien of the mortgage on any of the mortgaged property, without the consent of the holders of all the first mortgage bonds then outstanding.

Defaults

        A completed default is defined as:

  •
  default in the payment of principal;

  •
  default for 60 days in the payment of interest;

  •
  default in payment of principal or interest on outstanding prior lien bonds in certain cases;

  •
  certain events of bankruptcy, insolvency or reorganization; and

  •
  default for 60 days after notice in the performance of any other covenant in the mortgage.

        The mortgage trustee or the holders of not less than 25% in principal amount of the first mortgage bonds then outstanding may, upon the occurrence of a completed default, declare the principal and the interest accrued thereon immediately due and payable; however, the holders of a majority in aggregate principal amount of the first mortgage bonds then outstanding may annul such declaration if the default has been cured.

        A majority in principal amount of the first mortgage bonds then outstanding is necessary to require the mortgage trustee to exercise the powers conferred upon it by the mortgage.

        No bondholder has the right to institute any proceeding for the enforcement of the mortgage unless such holder shall have given the mortgage trustee written notice of a completed default. In addition, the holders of not less than 25% in principal amount of the first mortgage bonds then outstanding shall have made written request to the mortgage trustee to take action, have given the mortgage trustee reasonable opportunity to take such action, and have offered to the mortgage trustee adequate security and indemnity against costs, expenses and liabilities.

        The mortgage requires us to file annually with the mortgage trustee an officers' certificate stating that, except as may be set forth to the contrary in such certificate, we have complied with all the provisions of the mortgage and as of the date of the most recent certificate, we are not in default with respect to any of the covenants contained in the mortgage.

Concerning the Mortgage Trustee

        JPMorgan Chase Bank is the mortgage trustee under the mortgage. JPMorgan Chase Bank also serves as the trustee under the unsecured debt indenture with respect to the senior unsecured debt securities. We and our affiliates maintain other banking relationships in the ordinary course of business with the mortgage trustee and its affiliates, including utilizing its services for the making of short-term loans.

New Preferred Stock

        The following description sets forth the general terms and provisions of the new preferred stock that we may offer by this prospectus.

        We will issue the new preferred stock subject to our Restated Certificate of Incorporation, as amended, and the applicable Certificate of Amendment of the Restated Certificate of Incorporation of New York State Electric & Gas Corporation pursuant to Section 805 of the Business Corporation Law ("805 Certificate"). The particular terms of a series of new preferred stock will be described in the prospectus supplement relating to the new preferred stock.

        Our charter and the applicable 805 Certificate set forth the designations, preferences, privileges and voting powers of the shares of the new preferred stock. Because this section is a summary, it does not describe every aspect of the new preferred stock. This summary is subject to and qualified in its entirety by reference to all the provisions of the charter and the applicable 805 Certificate, including definitions of terms used in the charter and the 805 Certificate, both of which are filed as an exhibit to the registration statement, of which this prospectus forms a part and are incorporated by reference. This summary is also subject to and qualified by reference to the description of the particular terms of the new preferred stock described in the applicable prospectus supplement or supplements.

        Prospective purchasers of new preferred stock should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to the new preferred stock of a particular series. The prospectus supplement relating to an issue of new preferred stock will describe these considerations, if they apply.

Dividend Rights

        The holders of the new preferred stock are entitled to receive, and will be limited to, when and as declared by the Board of Directors, out of surplus legally available for the payment of dividends, cumulative preferential dividends in cash, as specified in the applicable prospectus supplement, payable quarterly on the first day of January, April, July and October, cumulative from the date of issue. The date that the initial dividend on the new preferred stock is expected to be payable and the record date for such dividend are set forth in the applicable prospectus supplement.

        In case the stated dividends are not paid in full, the shares of all series of the preferred stock shall share ratably in the payment of dividends, including accumulations, if any, in accordance with the sums which would be payable on those shares if all dividends were declared and paid in full.

Limitation on the Payment of Dividends

        There are no limitations on the payment of dividends on the preferred stock.

        Unless dividends on all outstanding shares of preferred stock for all past quarterly dividend periods shall have been paid and the full dividend thereon for the then current quarterly dividend period shall have been paid or declared and funds set apart for payment, no dividends shall be paid or declared, and no other distribution shall be made, on any of our preference stock or common stock or on any other class of stock having no preferences or having preferences ranking in all respects junior to the preferences of the preferred stock and no such stock shall be purchased, retired or otherwise acquired by us.

Voting Rights

        If preferred stock dividends are in default in an amount equivalent to four full quarterly dividends, the holders of the preferred stock, voting separately as a class, are entitled to elect a majority of the Board of Directors and their privilege continues until all dividends in default have been paid. The holders of preferred stock are not entitled to vote in respect of any other matters except those, if any, in respect of which voting rights cannot be denied or waived under some mandatory provision of law, and except that the Restated Certificate of Incorporation, as amended, contains provisions to the effect that such holders shall be entitled to vote on certain matters affecting the rights and preferences of the preferred stock relating to (1) an increase in the authorized number of shares of preferred stock; (2) consolidation or sale of all or substantially all of our property or assets unless ordered or approved by the Securities and Exchange Commission; (3) issuance or assumption of any securities representing unsecured indebtedness in excess of a certain amount (in addition to certain unsecured indebtedness excluded under consents obtained from holders of the preferred stock); (4) changes in provisions of the preferred stock; (5) authorization of stock ranking superior to the preferred stock; (6) change of stock ranking junior to the preferred stock into shares ranking on a parity with or superior to the preferred stock; (7) reduction of capital allocable to the outstanding preferred stock; or reduction below $22,000,000 of the capital allocable to all stock ranking junior to the preferred stock, unless required or permitted by a regulatory body and (8) issuance of any shares of preferred stock if the aggregate par value of shares at any one time outstanding, exceeds $15,000,000, or any shares of any class of stock ranking superior to, or on a parity with, the preferred stock, unless, for a period of 12 consecutive months within the 15 months immediately preceding the month in which such additional shares shall be issued, our net earnings as defined in the Restated Certificate of Incorporation, as amended, permit such issue. A majority vote of the preferred stock is required with respect to (1), (2) and (3) above and a two-thirds vote with respect to (4), (5), (6), (7) and (8) above.

        Whenever holders of preferred stock shall be entitled, as a class, to vote, consent or otherwise act, they shall be entitled to cast one-quarter of one vote for each share of preferred stock with a par value of $25 per share, and one vote for each share of preferred stock with a par value of $100 per share, held by them respectively.

Redemption Provisions

        Redemption provisions for the new preferred stock will be set forth in the applicable prospectus supplement.

Sinking Fund Provisions

        Sinking fund provisions, if any, for the new preferred stock will be set forth in the applicable prospectus supplement.

Liquidation Rights

        In the event we voluntarily or involuntarily liquidate, dissolve or wind-up our company, the holders of each series of preferred stock will be entitled to receive, and will be limited to, the amount or amounts payable in cash (not less than the par value thereof plus all dividends accumulated and unpaid thereon) fixed for such series before any amount may be paid to, or assets distributed among, holders of stock ranking junior to the preferred stock. The amount per share payable on the new preferred stock in the event that we voluntarily liquidate, dissolve or wind-up our company shall be the amount per share at which such shares could be redeemed (other than through a sinking fund, if any) as set forth in the applicable prospectus supplement. The amount per share payable on such new preferred stock in the event of any involuntary liquidation, dissolution or winding-up shall be the par value thereof, together in each case with an amount equal to accrued unpaid dividends to the date of such liquidation, dissolution or winding-up.

Liability for Further Calls or Assessments

        The new preferred stock, when duly issued, will be fully paid and non-assessable.

Preemptive Rights

        No holder of any series of preferred stock will be entitled of right, upon any issue for money or other consideration of stock, or of obligations convertible into stock, to subscribe for, purchase or receive any such stock or obligations.

Conversion Rights

        Upon the issue of a series of preferred stock, the Board of Directors may fix the rights of the holders of shares of such series to convert such shares into stock of another class. No conversion rights have been granted regarding any outstanding series of preferred stock.

Other Provisions

        So long as senior securities (including the new preferred stock) are outstanding, cash dividends can be paid on common stock only out of earned surplus accumulated since December 31, 1946. Such dividends are limited to 75% of net income available for common stock if common stock equity falls below 25% of total capitalization, and to 50% if common stock equity falls below 20%. Our common stock equity at December 31, 2001 was approximately 45% of total capitalization as defined in the 805 Certificate. We have not been restricted in the payment of dividends on common stock by these provisions and do not believe that we will be so restricted in the future.

Concerning the Transfer Agent and Registrar

        The transfer agent and registrar for the new preferred stock is Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606-1915.

PLAN OF DISTRIBUTION

        We may use the following methods to sell the securities:

  •
  through negotiation with one or more underwriters;
  •
  through one or more agents or dealers designated from time to time;
  •
  directly to purchasers; or
  •
  through any combination of the above.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of securities.

        If we use any underwriters in the sale of securities, we will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in a prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the securities offered in the prospectus supplement if any are purchased.

        If any securities are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

        Certain persons participating in an offering of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the securities in the open market.

        No series of securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in such securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any securities.

        In connection with the sale of the securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for any underwriters, dealers or agents by Shearman & Sterling, New York, New York. As of March 31, 2002, members of Huber Lawrence & Abell owned 4,857 shares of Energy East Corporation, our parent company.

$250,000,000

NEW YORK STATE ELECTRIC
& GAS CORPORATION

$150,000,000      % Notes due            , 2007
$100,000,000      % Notes due            , 2012

PROSPECTUS SUPPLEMENT

Banc One Capital Markets, Inc.
JPMorgan

Fleet Securities, Inc.
The Royal Bank of Scotland
UBS Warburg
Wachovia Securities

                  , 2002